OMB APPROVAL

OMB Number: 3235-0123

SECL. 08033103 :OMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-66898

SEC
Mail Processing
Section

NOV 26 2008

Washington, DC
100

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2007 (MM/DD/YY) AND ENDING 09/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Versant Partners USA, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Sherbrooke Street, West Suite 1200
(No. and Street)

Montreal (City) | Quebec (state) | H 3G 1J1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Jams | 514-845-8111 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
DEC 10 2008
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBHNS
(Name - if individual, state *last, first, middle name*)

100 Blvd. Alexis-Nihon, Suite 520 (Address) | St-Laurent (City) | Quebec (state) | H 4M 2P1 (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [X] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I Michael Jams swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Versant Patners USA, Inc. as of September 30 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

KAREN ROUSSEL # 165 800 COMMISSAIRE À L'ASSERMENTATION POUR TOUS LES DISTRICTS DU QUÉBEC ET POUR L'EXTÉRIEUR

K Roussel
Commissaire à l'assermentation
Notary Public
Montréal, 24th November 2008

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KBHNS

Comptables agréés - Chartered Accountants
S.E.N.C.R.L. - L.L.P.

100, boul. Alexis-Nihon, Suite 520, St-Laurent, Québec, H4M 2P1
Tél.: 514-343-5247 · Fax: 514-739-2785 · info@kbhns.ca · www.kbhns.ca

VERSANT PARTNERS USA, INC.

Financial Statements

September 30, 2008

CONTENTS

Comptables agréés - Chartered Accountants
S.E.N.C.R.L. - L.L.P.

100, boul. Alexis-Nihon, Suite 520, St-Laurent, Québec, H4M 2P1
Tél.: 514-343-5247 · Fax: 514-739-2785 · info@kbhns.ca · www.kbhns.ca

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
VERSANT PARTNERS USA, INC.

We have audited the accompanying statement of financial condition of **VERSANT PARTNERS USA, INC.** (the Company) as of September 30, 2008 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **VERSANT PARTNERS USA, INC.** as of September 30, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KBHNS

COMPTABLES AGRÉÉS - CHARTERED ACCOUNTANTS
S.E.N.C.R.L. - L.L.P.

Montréal, Québec
November 19, 2008

VERSANT PARTNERS USA, INC.

Balance Sheet

As at September 30, 2008

	2008	2007
Assets		
Current		
Cash in bank	$ 44,336	$ 40,902
Due from broker	6,458	830
Short-term investments (note 3)	197,446	191,916
Prepaid expenses	2,835	2,759
Account receivable - other	359	167
	$ 251,434	$ 236,574
Liabilities		
Current		
Accounts payable and accrued expenses (note 4)	$ 31,518	$ 13,436
Income taxes payable	-	3,063
	31,518	16,499
Shareholder's Equity		
Capital Stock (note 5)	185,000	185,000
Retained Earnings	34,916	35,075
	219,916	220,075
	$ 251,434	$ 236,574

The accompanying notes form an integral part of these financial statements

KBHNS

VERSANT PARTNERS USA, INC.

Statement of Income

For The Year Ended September 30, 2008

	2008	2007
Revenue		
Commission income	$ 135,962	$ 94,888
Interest	5,529	8,186
FINRA special payment	-	35,000
Analyst research fees	5,000	-
	146,491	138,074
Expenses		
Foreign exchange	(109)	38
Salaries	10,800	16,436
Commission	25,839	29,792
Taxes and insurance	1,480	3,862
Management fees	62,000	-
Professional fees	4,345	3,366
Bank charges	38	61
Office and general	8,322	7,983
Rent	8,112	8,954
Telephone	2,310	3,416
Exchange quotation fees	7,148	6,921
Exchange fees	16,365	14,861
	146,650	95,690
Income (Loss) Before Income Tax Expense	(159)	42,384
Income tax expense	-	3,063
Net Income (Loss) For The Year	(159)	39,321
Retained Earnings (Deficit) - Beginning of Year	35,075	(4,246)
Retained Earnings - End of Year	$ 34,916	$ 35,075

The accompanying notes form an integral part of these financial statements

KBHNS

VERSANT PARTNERS USA, INC.

Statement of Changes in Stockholders' Equity

For The Year Ended September 30, 2008

	Capital Stock	Retained Earnings	Total
Balance - Beginning of Year	$ 185,000	$ 35,075	$ 220,075
Net Loss For The Year	-	(159)	(159)
Balance - End of Year	$ 185,000	$ 34,916	$ 219,916

The accompanying notes form an integral part of these financial statements

KBHNS

VERSANT PARTNERS USA, INC.

Statement of Cash Flows

For The Year Ended September 30, 2008

	2008	2007
Cash Flows From Operating Activities		
Net income (loss) for the year	$ (159)	$ 39,321
Changes in non-cash working capital		
Short-term investments	(5,530)	(43,186)
Prepaid expenses	(76)	273
Account receivable - other	(192)	(167)
Accounts payable and accrued expenses	18,082	(10,675)
Income taxes payable	(3,063)	3,063
Cash flows from (used in) operating activities	9,221	(50,692)
Net Increase (Decrease) in Cash and Cash Equivalents	9,062	(11,371)
Cash and Cash Equivalents - Beginning of Year	41,732	53,103
Cash and Cash Equivalents - End of Year	$ 50,794	$ 41,732
Cash and Cash Equivalents Consist of:		
Cash in bank	$ 44,336	$ 40,902
Due from broker	6,458	830
	$ 50,794	$ 41,732

The accompanying notes form an integral part of these financial statements

KBHNS

1. **The Company**

The company was incorporated November 18, 2004 under the provisions of the Canada Business Corporations Act with its head office in Montréal, Québec.

2. **Summary of Significant Accounting Policies**

Reporting Currency -

The company's business will be transacted in U.S. dollars and, accordingly, the financial statements have been measured and expressed in that currency.

Income Recognition -

Commission income is recorded on a trade date basis.

Measurement Uncertainty -

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. **Short-Term Investments**

Short-term investments are comprised of guaranteed income certificates maturing October 2008 and bearing interest at rates of 2.35% and 1.75%.

4. **Accounts Payable and Accrued Expenses**

Accounts payable and accrued expenses include an amount of $24,458 due to the parent company.

5. **Capital Stock**

	2008	2007
Issued and fully paid -		
185,000 Class A shares	$ 185,000	$ 185,000

6. **Related Party Transactions**

During the year, the company was charged $107,204 by its parent company to cover the company's share of certain operating expenses.

7. **Net Capital Requirement**

The company, as a member of the NASD, is subject to the SEC uniform net capital rule 15c3-1. The rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At September 30, 2008, the company's net capital was $216,722 which was $116,722 in excess of its minimum requirement of $100,000.

KBHNS

Comptables agréés - Chartered Accountants
S.E.N.C.R.L. - L.L.P.

100, boul. Alexis-Nihon, Suite 520, St-Laurent, Québec, H4M 2P1
Tél.: 514-343-5247 · Fax: 514-739-2785 · info@kbhns.ca · www.kbhns.ca

VERSANT PARTNERS USA, INC.

Supplementary Schedules

For The Year Ended September 30, 2008

VERSANT PARTNERS USA, INC.

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

September 30, 2008

Total ownership equity from statement of financial condition	$ 219,916
Total non-allowable assets from statement of financial condition	(3,194)
Net capital before haircuts on securities positions	216,722
Haircuts on securities	-
Net Capital	216,722
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	31,518
Total aggregate indebtedness	31,518
Percentage of aggregate indebtedness to net capital	14.5%
Computation of basic net capital requirement:	
Minimum net required (12-½% of A.I.)	3,940
Minimum dollar net capital requirement of reporting broker or dealer	100,000
Net capital requirement	100,000
Excess net capital	$ 116,722

VERSANT PARTNERS USA, INC.

Reconciliation of Net Capital Pursuant to Rule 15C3-1 (X-17A-5)

At September 30, 2008

	Focus Report Part II Quarter Ended September 30, 2008	Adjustments	Annual Financial Statements At September 30, 2008
Computation of Net Capital			
Total ownership of equity from Statement of financial condition	$ 219,916	$ -	$ 219,916
Deductions and/or charges:			
Total non-allowable assets from statement of financial condition	3,194	-	3,194
Haircuts on securities	-	-	-
Total deductions	3,194	-	3,194
Net Capital	$ 216,722	$ -	$ 216,722

KBHNS

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 of (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

VERSANT PARTNERS USA, INC.

Computation For Determination of Reserve Requirements For Broker/Dealer Under Rule 15c3-3 of the Securities Exchange Act of 1934

September 30, 2008

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

KBHNS

Comptables agréés - Chartered Accountants
S.E.N.C.R.L. - L.L.P.

100, boul. Alexis-Nihon, Suite 520, St-Laurent, Québec, H4M 2P1
Tél.: 514-343-5247 · Fax: 514-739-2785 · info@kbhns.ca · www.kbhns.ca

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Shareholder of
VERSANT PARTNERS USA, INC.

In planning and performing our audit of the financial statements and supplemental schedules of **VERSANT PARTNERS USA, INC.**, (the Company), for the year ended September 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors for the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely of Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBHNS

COMPTABLES AGRÉÉS - CHARTERED ACCOUNTANTS
S.E.N.C.R.L. - L.L.P.

Montréal, Québec
November 19, 2008

END

KBHNS